TSX-V: EPZ
www.epzresources.com

NEWS RELEASE

ESPERANZA RESOURCES CORP. ANNOUNCES APPOINTMENT OF OFFICERS

Vancouver, B.C., August 22, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce the appointments of Ms. Kylie Dickson as Chief Financial Officer and Mr. Warren Beil as Corporate Secretary.

The Company also announces it has filed on SEDAR its interim financial statements for the second quarter period ended June 30, 2012 and the related Management’s Discussion and Analysis.  Copies of these documents are available at www.sedar.com.

As previously disclosed in the Company’s press release dated May 17, 2012, Ms. Dickson is assuming the Chief Financial Officer position with the publication of the Company’s second quarter financial statements. Ms. Dickson is a Canadian Chartered Accountant and was the Corporate Controller for Minefinders Corporation Ltd. (“Minefinders”) from 2007 through to the acquisition of Minefinders by Pan American Silver in 2012. Prior to her role with Minefinders, Ms. Dickson was an Audit Manager with the mining group at KPMG LLP in Vancouver where she planned and executed audit and advisory engagements for public mining companies.

Mr. Beil has also been appointed as the Corporate Secretary of the Company with the filing of the second quarter financial statements.  Mr. Beil is a corporate and securities lawyer with experience in advising and assisting public companies.  Mr. Beil obtained a B.A. from the University of Victoria in 2003, a J.D., with Honors, from Bond University on the Gold Coast of Australia in 2007, and a J.D. from the University of Toronto in 2007.  Mr. Beil is the General Counsel to Pathway Capital Ltd., a private venture capital company based in Vancouver, B.C.  Mr. Beil was previously an associate in the securities and corporate finance group of the Vancouver office of Blake, Cassels & Gradyon, LLP.

The Company would like to thank David Miles and Kim Casswell for their significant contributions to the Company’s success to date.

In addition, the Board of Directors has approved the issuance of options to purchase 50,000 common shares of the Company (the “Options”).  The Options will have a five (5) year term and were issued after market close on August 21, 2012 with an exercise price based on the Company’s closing price on that day.  The Options are being granted pursuant to the Company’s stock option plan and will be issued to an officer of the Company

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the appointments of officers of Esperanza Resources Corp., the issuance of stock options of Esperanza Resources Corp., the advancement of the Cerro Jumil property and the corporate development of Esperanza Resources Corp.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially. Please refer to a discussion of some of these risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.